Bibb L. Strench

Thompson Hine LLP

1919 M Street, N.W., Suite 700

Washington, D.C. 20036-1600

May 6, 2016

James E. O’Connor, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Crow Point Global Dividend Plus Fund File Nos. 333-202079 and 811-23030

Dear Mr. O’Connor:

We are filing Pre-Effective Amendment No. 1 under the Securities Act of 1933 and Pre-Effective Amendment No. 1 under the Investment Company Act of 1940 to the Registration Statement on Form N-2 of the Crow Point Global Dividend Plus Fund (the “Fund”). We are making this filing to incorporate responses set forth in a letter previously sent to you dated April 14, 2015, that addressed comments you provided to the Trust’s prior counsel in a conversation on February 13, 2015. We are also updating the Prospectus and Statement of Additional Information of the Fund to address certain changes to the Fund that have taken place since 2015.

If you have any questions or need further information, please call me at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727